UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02027872

NO ACT
P.E 1-22-02
1-03256

March 26, 2002

Lisa K. Bork
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act	1934
Section	
Rule	14A-8
Public Availability	3/26/2002

Re: Exxon Mobil Corporation
Incoming letter dated January 22 2002

Dear Ms. Bork:

This is in response to your letter dated January 22, 2002 concerning the shareholder proposal submitted to Exxon Mobil by Chris Rossi. We also have received a letter on behalf of the proponent dated February 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 07 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

034088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 22, 2002

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Poison Pills

Gentlemen and Ladies:

Exxon Mobil Corporation has received the cover letter and shareholder proposal attached as Exhibit 1 from Chris Rossi. Copies of additional correspondence from the company to the proponent and the proponent's representative are attached as Exhibit 2.

ExxonMobil intends to omit the proposal from the proxy material for its upcoming annual meeting on the grounds that the proposal is materially false and misleading in contravention of Rule 14a-9 and can therefore be omitted under Rule 14a-8(i)(3) and (i)(2). We also believe the proposal is moot and can be omitted under Rule 14a-8(i)(10).

With respect to legal issues, this letter is my opinion given as counsel for ExxonMobil.

The proposal asks the Board to seek shareholder approval prior to adopting any poison pill and also to redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The term "poison pill" is not specifically defined in the proposal but is commonly used to refer to so-called shareholder rights plans designed to deter takeovers. As we explained to the proponent in our letter dated December 13, 2001 (included in Exhibit 2), and as we advised shareholders in the proxy statement for our merger with Mobil in 1999, ExxonMobil has never had a poison pill and we have no intention of adopting one. In light of this, we believe the references in the proposal to redeeming a current pill are false and misleading and would wrongly lead many shareholders to conclude that ExxonMobil did in fact have a poison pill.

At a minimum, therefore, the proposal and supporting statement must be revised to delete all references to an existing poison pill. The staff's letter to Fluor Corporation (available January 15, 1997) is on point. That letter also involved a proposal to redeem any existing rights plan and to obtain shareholder approval for any future plan. Like ExxonMobil, Fluor had no such plan. The staff concurred that the proposal could be excluded in reliance on Rule 14a-8(c)(3) (now paragraph (i)(3)) unless the proponent revised the proposal within seven days so as only to apply to a rights plan that might be adopted in the future.

Although not the basis for the staff's position in Fluor, we also believe the same result would be appropriate under Rule 14a-8(i)(10) since the proposal, to the extent it relates to a non-existent plan, is moot. See, for example, Occidental Petroleum Corporation (available January 28, 1997) (proposal to redeem or submit to a vote the company's share purchase rights plan moot where the rights agreement had expired); Compaq Computer Corporation (available February 15, 1996) (proposal to redeem rights plan unless approved by shareholders moot where rights plan terminated); Bell Atlantic Corporation (available December 15, 1995) (request to redeem shareholder rights plan unless approved by shareholders moot where company anticipates terminating the plan a month later); and Lucky Stores, Inc. (available April 14, 1987) (proposal to rescind or submit for shareholder vote the company's shareholder rights plan moot where board had voted to redeem the plan).

We further believe the proposal as a whole should be excluded on the grounds that it is false and misleading. As already noted, ExxonMobil has no rights plan, has never had a rights plan, and has no plans to adopt one. Moreover, given ExxonMobil's outstanding record of delivering shareholder value over the long-term, as well as the scope and size of our business (we note our current market capitalization of approximately $260 billion), it is unlikely that our Board would ever need to consider such a plan.

One can only imagine ExxonMobil's Board considering adoption of a rights plan under future circumstances that would, of necessity, be dramatically different from the current state of affairs. Whether that future Board would adopt a plan, what form such a plan might take, and whether that future Board would submit such a plan for shareholder vote would depend on the facts and circumstances and the judgment of the Board at the time. We do not believe that a resolution adopted by shareholders in light of current circumstances would be meaningful in the context of such radically different future circumstances. Moreover, the appearance of this item of business on the ballot for the 2002 annual meeting could easily give shareholders the false impression that ExxonMobil is currently subject to takeover speculation, or that ExxonMobil's Board is currently considering adopting a rights plan.

In short, the issue of poison pills is simply irrelevant for ExxonMobil at this time. We therefore believe that, even to the extent the proposal relates to a future poison pill, the proposal is false and misleading and should be omitted in its entirety.

We recognize that, in Fluor, the proponent was given the opportunity to amend the proposal to delete references to redeeming a current pill. We respectfully submit that the proponent in the current case should not be given the opportunity to amend in light of Staff Legal Bulletin No. 14 (July 13, 2001). In that Bulletin, the staff noted (see Question E. 1.) that the practice of allowing proponents to amend proposals was adopted to deal with "relatively minor defects." Calling for redemption of a non-existent poison pill is not a minor but a fundamental defect. As the last full paragraph of the supporting statement makes clear, the proponent's entire proposal is predicated on an untrue fact. See State Bancorp, Inc. (available February 6, 1990) (proposal requesting board to submit a poison pill to a shareholder vote, rescind one in effect unless approved through a vote, and refrain from adopting any such plan without first obtaining shareholder approval could be omitted as false and misleading in contravention of Rule 14a-9 where company had no poison pill but proposal and supporting statement presumed that it did.) Moreover, as we explain above, in ExxonMobil's present circumstances even a proposal limited to future poison pills would be inherently false and misleading.

We also object to specific elements of the supporting statement which we believe are false and misleading within the meaning of Rule 14a-9:

The second paragraph states that "[t]he poison pill is an important issue for shareholder vote." As discussed above, nothing could be further from the truth for ExxonMobil shareholders at this time. In fact, it is difficult to believe the issue is even of much importance to the proponent, since the proponent apparently did not bother to research whether ExxonMobil had a poison pill before submitting the proposal.

The statements that the proposal topic has "significant institutional support" and figures given for the average yes vote at other companies are irrelevant to ExxonMobil, which as noted above has never addressed this issue before, and falsely imply that ExxonMobil's own shareholders support the proponent's specific proposal to us. There is no basis upon which to extrapolate support for proposals at other companies, in different industries, with different performance histories and different shareholder profiles, to a new proposal which has never been put to a vote of ExxonMobil shareholders. This is false and misleading and contravenes Note (d) to Rule 14a-9.

For the same reason, we object to the specific reference to votes from an annual meeting of shareholders of Burlington Northern Santa Fe. It is false and misleading to suggest that the votes cast by shareholders of a particular railroad company have any relevance to shareholders of ExxonMobil.

The concluding full paragraph of the supporting statement, as previously noted, refers to redeeming poison pills or allowing shareholders to vote on whether a poison pill should remain in force. Again, this is false, misleading, and irrelevant since ExxonMobil has no poison pill.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Rossi and to his designated representative, John Chevedden.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP:clh
Enclosure

c - w/enc:

Proponent

Chris Rossi
P. O. Box 249
Boonville, CA 95415

Proponent representative

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EXHIBIT 2

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

November 14, 2001

VIA FEDERAL EXPRESS

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

This will acknowledge receipt of your November 5, 2001 letter and shareholder proposal concerning a shareholder vote on poison pills that you have submitted in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since your name appears in the Company's records as a shareholder, we were able to verify your eligibility. You also have provided a written statement that you intend to hold the securities through the date of the 2002 annual meeting of shareholders.

You should note that, if your proposal is not excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Sincerely,

c: Mr. John Chevedden

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

December 13, 2001

VIA FEDERAL EXPRESS

RECEIVED
DEC 14 2001
JAMES E. PARSONS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415

Dear Gentlemen:

I am writing to follow up on the shareholder proposal you have submitted for ExxonMobil's 2002 annual meeting regarding poison pills and to provide you with more information regarding ExxonMobil's corporate governance philosophy.

You may not be aware that Exxon Mobil Corporation has no poison pill. In fact, we believe that ExxonMobil is one of the very few major public corporations which has **never** had a poison pill.

You should also note that:

- We have no super-majority voting requirements in our charter or by-laws;
- Shareholder voting is confidential;
- All ExxonMobil directors are elected annually for one-year terms;
- 10 of 14 current ExxonMobil directors are independent;
- Only independent directors serve on our Audit, Compensation, and Board Affairs (nominating and corporate governance) committees; and

- Outside directors may not stand for re-election after age 70.

In short, we share the commitment to shareholder value expressed in your supporting statement and believe that, as demonstrated above, ExxonMobil is the model for corporate governance policies that put shareholder interests first.

In light of this, we suggest that your proposal to us is misdirected and would urge you to withdraw it and focus your efforts on companies that do not yet measure up to the high standards set by ExxonMobil.

Whenever possible, we feel it is preferable to address shareholder concerns through direct dialogue rather than through the cumbersome and costly shareholder proposal process. Would you call my office (972.444.1538) and let me know possible times that would be convenient to you for a call or meeting. We are proud of our record on these issues and believe we can demonstrate that your concerns are already effectively addressed. We believe a dialogue would be useful.

Sincerely,

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

FEDERAL EXPRESS

January 21, 2002

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I understand you called during the Christmas/New Years holidays to discuss your proxy proposal for our 2002 Annual Meeting and were planning to call us in January. I have been traveling and wanted to make sure we have not missed your call.

I thought it might be valuable to provide you with our perspectives on poison pills in advance of the telephone conversation.

ExxonMobil has not and does not plan to adopt a "poison pill". In fact it is hard to conceive a situation where given ExxonMobil's capitalization, performance and commitment to shareholder value creation we would need or want to consider adopting a poison pill. We share your concerns that some companies may in the past have used poison pills to prevent acquisition proposals, which would have been in the shareholders' interests. In this sense, we are sympathetic to what appears to be the rationale for your proxy proposal. However, we have seen several situations where poison pills can be used to enhance a company's negotiating strength in the face of an unsolicited takeover bid. In that case, a company would not be acting in the shareholders' interest by ruling out the possible adoption of a poison pill if it would improve negotiating power and enhance shareholder value by the better acquisition terms.

Again, we agree in general principle that it is desirable for shareholders be asked to vote on a poison pill. However, there also may be problems in seeking shareholder agreement before adopting a poison pill in the face of an unsolicited takeover offer. While such circumstances are remote and highly theoretical in the case of a company such as ExxonMobil, it would seem directors would not be acting in the shareholders' interest by foregoing this possibility however remote and theoretical. The main challenge is to differentiate between potential uses of poison pills which create shareholder value and those that don't. Perhaps that is a useful way to start a discussion.

Sincerely,

TPT:dll

, 11/08/2001 22:03 03103717872 EXHIBIT 1 PAGE 01

RECEIVED

NOV 09 2001

JAMES E. PARSONS

SHAREHOLDER RELATIONS

NOV 09 2001

NO. OF SHARES 3,200
COMMENT: TPT/DGH/SMD/DWL
ACTION: REG/JTP/TE/LS

Chris Rossi
P.O. Box 249
Boonville, CA 95415

FX: 972/444-1350
FX: 972/444-1348
PH: 972/444-1000

Mr. Lee Raymond, Ph.D.
Chairman and CEO
Exxon Mobil Corporation (XOM)
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Raymond,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi

Chris Rossi
Record Holder
[redacted]s Corporation
Exxon-Mobil

Nov-5-01
Date

cc:
Peter Townsend
Corporate Secretary
FX: 972/444-1505

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Investor Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill

Ladies and Gentlemen:

This is respectfully submitted in response to the Exxon Mobil Corporation (XOM) no action request.
It is believed that ExxonMobil must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Page one states January 22, 2002, **VIA Network Courier**.
1)The investor party received the company request by mail 7 days after the date of the letter. This seems intended to hamper the function of rule 14a-8.
1) Reason: The Staff requests that investor input be made as soon as possible. The company is thus responsible for at least a 6-day investor delay.
1)This delay could put the company in the position of defending whether the company has acted in a manner to disqualify the company no action request from further review or send the company no action request to the end of the line for Staff review.
1) Not binding on the company and thus irrelevant:
"We have no intention of adopting one [poison pill]."

2) The Staff view on this proposal topic in General Motors (March 27, 2001) did not concur with General Motors.
2) The Staff view in General Motors stated: "This proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval."
2) Additionally the Staff view on this proposal topic in Weyerhaeuser Company (Feb. 6, 2002) did not concur with Weyerhaeuser.
2) The Staff view in Weyerhaeuser stated: "The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders".

2) Borrowing the company term, "at a minimum" the company claim would need to be based on a company statement that it will be impossible to adopt a pill in the 4-month span between shareholder proposal submittal and the annual meeting
2) Company fallacy:
According to company reasoning, it would be impossible or almost impossible to submit any shareholder proposal.
2) Reason:
A shareholder proposal could give the "impression" or notion that the "Board is currently considering adopting" a proposal related to the shareholder proposal.
2) Appeal to the unknowable:
"One can only imagine..."

3) Contradiction and self-impugn:
Claiming a vote on the pill is not important after the company vigorously opposes such a vote in the first place as evidenced in its no action request here.
3) Company self-impeach:
The company's own words on the importance of a shareholder vote on the pill are
"... nothing could be further from the truth ..."
3) Makes no sense:
"... a proposal limited to future poison pills would be inherently false and misleading."
3) The company does not reveal how it came to know that someone "did not bother to research."

3) Double standard and/or straw person:
When investor text states "proposal topic" subsequent text must be focused to a "specific proposal" or be banned.
3) The level of investor approval for this proposal topic is significant information for investors to know.
3) The company position:
Investors simply cannot communicate the level of support that similar topic proposals receive at other major companies. Yet this information is widely available to institutional investors.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
cc: XOM
Chris Rossi

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 14, 2001

The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders.

We are unable to concur in your view that Weyerhaeuser may omit the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Weyerhaeuser may omit the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Weyerhaeuser may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the specific study and publication date for the sentence that begins "A study by the Securities and Exchange Commission . . . " and ends ". . . outweigh benefits";
- revise the phrase that begins "Pills adversely . . . " and ends ". . . shareholder value" so that it includes the accurate quote and page reference;
- delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";
- revise the sentence that begins "Many institutional investors . . ." and ends ". . . vote of shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;
- recast the phrase that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion;
- recast the phrase that begins "A poison pill is such . . ." and ends ". . . whether it is appropriate" as the proponent's opinion;

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2002

The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Exxon Mobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Exxon Mobil may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Recast the statement that begins "the poison pill is an important . . . " and ends ". . . pill in the future" as the proponent's opinion;
- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;
- specifically identify the institutional investor support the proponent refers to in the paragraph following the heading "Institution Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in that heading and paragraph;
- provide a citation to a specific source for the sentence that begins "Shareholder right to vote . . ." and ends ". . . on yes-no votes)" or delete the sentence;
- Delete the statement that begins "68% Vote as a . . ." and ends ". . . website under Proposals"; and

- Delete the paragraph that begins "Shareholder Vote Precedent . . ." and ends ". . . company should do so as well."

Accordingly, unless the proponent provide Exxon Mobil with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Exxon Mobil omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Exxon Mobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir Devon Gumbs
Special Counsel